Exhibit 21.1

NOVANTA INC. SUBSIDIARIES

Subsidiary	Place of Incorporation
Novanta Corporation	Michigan
Novanta Japan Corporation	Japan
GSI Group Singapore Pte. Ltd	Singapore
GSI Group GmbH.	Germany
Novanta Technologies UK Limited	United Kingdom
Novanta UK Investments Holding Limited	United Kingdom
Novanta Technologies (Suzhou) Co., Ltd.	China
GSI Lumonics Asia Pacific Ltd.	Hong Kong
Novanta Europe GmbH	Germany
Novanta Distribution (USD) GmbH	Germany
Novanta Italy SRL	Italy
NDS Surgical Imaging, LLC	Delaware
Novanta Holdings BV	Netherlands
Novanta EMEA BV	Netherlands
Novanta Česká republika s.r.o.	Czech Republic
Laser Quantum Limited	United Kingdom
Laser Quantum GmbH	Germany
Laser Quantum Inc	Delaware
Venteon Laser Technologies GmbH	Germany
W.O.M. World of Medicine GmbH	Germany
W.O.M. World of Medicine Produktions-GmbH	Germany
W.O.M. World of Medicine USA, Inc.	Florida
W.O.M. World of Medicine Asia Ltd.	Hong Kong
Zettlex Holdings Limited	United Kingdom
Zettlex (UK) Limited	United Kingdom